SEC 09041398 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm

SEC FILE NUMBER
8- 44863

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIMCO Securities Group Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10

FIMCO SECURITIES GROUP, INC.
Mequon, Wisconsin

FINANCIAL STATEMENTS
December 31, 2008 and 2007

TABLE OF CONTENTS

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Board of Directors
FIMCO Securities Group, Inc.
Mequon, Wisconsin

We have audited the accompanying statements of financial condition of FIMCO Securities Group, Inc. as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FIMCO Securities Group, Inc. as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Milwaukee, Wisconsin
February 17, 2009

FIMCO SECURITIES GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

ASSETS

	2008	2007
ASSETS		
Cash and cash equivalents	$ 46,370	$ 53,034
Receivable from related parties	50,000	46,523
Advance to stockholder	-	501,500
Prepaid expenses and other assets	34,873	57,377
TOTAL ASSETS	$ 131,243	$ 658,434

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
CURRENT LIABILITIES		
Accounts payable	$ 11,778	$ 8,000
STOCKHOLDER'S EQUITY	119,465	650,434
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 131,243	$ 658,434

The accompanying notes are an integral part of the financial statements.

FIMCO SECURITIES GROUP, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2008 and 2007

	2008	2007
REVENUES		
Commission income	$ 251,895	$ 327,898
Management Fees	50,000	-
Miscellaneous income	-	35,000
Total revenues	301,895	362,898
OPERATING EXPENSES		
Consulting fee	174,310	242,200
Professional fee	22,309	6,904
Insurance	699	560
Licensing fees and expenses	6,328	1,888
General and administrative	11,250	11,289
Total operating expenses	214,896	262,841
NET INCOME	$ 86,999	$ 100,057

The accompanying notes are an integral part of the financial statements.

FIMCO SECURITIES GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2008 and 2007

	Common Stock *		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
BALANCE, DECEMBER 31, 2006	100	$ 1	$ 199,999	$ 450,377	$ 650,377
Distributions	-	-	-	(100,000)	(100,000)
Net income	-	-	-	100,057	100,057
BALANCE, DECEMBER 31, 2007	100	1	199,999	450,434	650,434
Distributions	-	-	-	(617,968)	(617,968)
Net income	-	-	-	86,999	86,999
BALANCE, DECEMBER 31, 2008	100	$ 1	$ 199,999	$ (80,535)	$ 119,465

* $.01 par value, 9,000 shares authorized, 100 shares issued and outstanding.

The accompanying notes are an integral part of the financial statements.

FIMCO SECURITIES GROUP, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 86,999	$ 100,057
Effects of changes in operating assets and liabilities		
Receivable from related parties	(3,477)	-
Advance to shareholder	-	-
Prepaid expenses and other assets	22,504	2,394
Accounts payable	3,778	-
Net cash provided by operating activities	109,804	102,451
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	(116,468)	(100,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,664)	2,451
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	53,034	50,583
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 46,370	$ 53,034

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FIMCO Securities Group, Inc. (the Company) was incorporated on March 25, 1992 in the state of Wisconsin. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company markets securities, annuities, unit investment trusts and mutual funds through savings and loans, banks and other financial institutions. Transactions involving registered, traded equity securities are processed through a correspondent securities broker and dealer on a fully-disclosed basis. The Company's fiscal year ends December 31. Significant accounting policies followed by the Company are presented below.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Licensing Fees

Licensing fees are expensed as incurred.

Revenue Recognition

Customers' securities transactions are recorded on a trade date basis. Commission income is recorded as earned.

Income Taxes

The Company has elected to have its earnings taxed directly to its stockholder for federal and state income tax purposes under subchapter S of the Internal Revenue Code. Accordingly, no provision for income taxes is made in the accompanying financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Standard

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," an interpretation of FASB Statement No. 109 (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, disclosure and transition. FIN 48 was effective for fiscal years beginning after December 15, 2006, but the effective date has been deferred to fiscal years beginning after December 15, 2008 for certain nonpublic enterprises by FASB Statement of Position No. FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises (FSP FIN 48-3)."

The Company has elected to defer the adoption of FIN 48 and will continue to account for uncertain tax positions using the guidance in FASB Statement No. 5, "Accounting for Contingencies," until FIN 48 is adopted. The cumulative effect of adopting FIN 48 will be recorded as an adjustment of retained earnings on January 1, 2009. The Company has not determined the effect, if any, the adoption of FIN 48 will have on its financial statements.

NOTE 2 - ADVANCE TO STOCKHOLDER/NONCASH TRANSACTION

Advance to stockholder was due on demand and had no stated interest rate. In the current year, the advance was treated as a stockholder distribution in a noncash financing transaction.

NOTE 3 - RELATED-PARTY TRANSACTIONS

The Company shares common occupancy and administrative costs with companies related through common ownership (affiliates). During 2008, the Company assumed the responsibility of management and administrative functions for affiliates, discontinuing payment of consulting fees and began receiving management fee revenue from affiliates. The Company incurred related consulting fee expenses, which include rent expense of $180,000 and $240,000 for the years ended December 31, 2008 and 2007, respectively. The Company incurred related management fee revenues of $50,000 and $0 for the years ended December 31, 2008 and 2007, respectively. The Company has a management fee receivable of $50,000 as of December 31, 2008 and a consulting fee payable of $8,000 as of December 31, 2007. The fees, which may be waived, discharged, or increased at the discretion of the related company, need not be representative of the actual expenses incurred because both companies are owned 100% by the same stockholder.

The Company had a receivable from related parties of $46,523 as of December 31, 2007 for advances and expense reimbursement payments made for companies related through common ownership. It was due on demand and was paid in full during 2008.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2008 and 2007, respectively, the Company had net capital of $34,592 and $45,034, net capital in excess of the requirement of $29,592 and $40,034, and a net capital ratio of .34 to 1 and .18 to 1.

NOTE 5 - RECLASSIFICATIONS

Certain 2007 balances were reclassified to conform to the 2008 presentation.

SUPPLEMENTAL INFORMATION

FIMCO SECURITIES GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

TOTAL STOCKHOLDER'S EQUITY	$	119,465
Nonallowable assets		
Receivable from related parties		50,000
Advance to stockholder		-
Prepaid expenses and other assets		34,873
Total nonallowable assets		84,873
NET CAPITAL	$	34,592

Reconciliation with Company's Computation
(included in Part IIA of Form X-17A-5 as of December 31, 2008)

There was no material difference between the net capital noted above and as reported in the Company's Focus Report Part IIA.

FIMCO SECURITIES GROUP, INC.
COMPUTATION OF BASIC NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

Aggregate Indebtedness	
Included in statement of financial condition	
Accounts payable, accrued expenses and other liabilities	$ 11,778
Computation of Basic Net Capital Requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 784
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 29,592
Excess net capital at 1,000 percent	$ 33,414
Ratio of aggregate indebtedness to net capital	.34 to 1

FIMCO SECURITIES GROUP, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
Year Ended December 31, 2008

Broker-dealer is exempt from Rule 15c3-3. There were no security transactions during 2008.

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Board of Directors
FIMCO Securities Group, Inc.
Mequon, Wisconsin

In planning and performing our audit of the financial statements and supplemental information of FIMCO Securities Group, Inc. (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 17, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Milwaukee, Wisconsin
February 17, 2009